

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 12, 2016

<u>Via E-mail</u>
Mark Ordan
Chief Executive Officer
Quality Care Properties, Inc.
1920 Main Street, Suite 1200
Irvince, California 92614

> **Re: Quality Care Properties, Inc.**
> **Amendment No. 3 to Form 10-12B**
> **Filed October 4, 2016**
> **File No. 001-37805**

Dear Mr. Ordan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Summary, page 1</u>

1. Please remove the statements that "the Company has not verified this information through an independent investigation or otherwise" and that "the Company cannot assure the reader of its accuracy." It is not appropriate to disclaim responsibility for any of the information included in your registration statement.

<u>Funds Available for Distribution, page 103</u>

2. We note your response to our prior comment 6 in our letter dated August 25, 2016. Within your amended filing please include explanations for significant straight-line rent fluctuations for the periods presented.

Exhibits

3.   We note that you have filed your Form of Articles of Amendment and Restatement of Quality Care Properties, Inc. Please also file the Articles of Incorporation as currently in effect. Please refer to Item 601(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Daniel Gordon, Senior Assistant Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Counsel
Office of Real Estate and
Commodities

cc: Joseph A. Coco
Skadden, Arps, Slate, Meagher & Flom LLP
Via E-mail